Exhibit 99.1

Nano Dimension Reports 2018 First Quarter Financial Results

Conference call to be held today at 09:00 a.m. EDT

Ness Ziona, Israel, May 17, 2018 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced financial results for the first quarter ended March 31, 2018.

Nano Dimension reported revenues of $635,000 for the first quarter of 2018. The company ended the first quarter of 2018 with $14,767,000 in cash, while total loss for the first quarter was $4,123,000.

“Having begun commercial sales in the fourth quarter of 2017, we are now seeing early signs of growth driven by the strength of our expanding infrastructure and reseller network,” said Amit Dror, Chief Executive Officer of Nano Dimension. “As we continue to execute our strategic plan, we expect our growth to increase steadily quarter over quarter. To demonstrate my confidence in the strength of our company and its future growth, I will be committing the entirety of my salary for the next six months to purchasing Nano Dimension stock, in compliance with all applicable securities laws.”

“Commercial sales of our Dragonfly 2020 Pro 3D printers are currently supported by ten global resellers including two U.S. industry leaders. Additionally, we recently opened our third Customer Experience Center in Santa Clara, California, co-located with our U.S. headquarters. As we work to realize our long-term strategy, we are prepared to expand our global sales and marketing efforts. We will continue to build on our solid channel foundation as we increase our sales presence throughout the world,” concluded Mr. Dror.

First Quarter 2018 Financial Results

●	Total revenues for the first quarter of 2018 were $635,000, compared to $118,000 in the first quarter of 2017 and $440,000 in the fourth quarter of 2017. The increase was attributed to commercial sales of the DragonFly 2020 Pro 3D printer that began in the fourth quarter of 2017.

●

Research and development (R&D) expenses for the first quarter of 2018 were $2,548,000, compared to $2,415,000 in the first quarter of 2017 and $2,602,000 in the fourth quarter of 2017. The decrease compared to the fourth quarter of 2017 was mainly attributed to a decrease in payroll and related expenses. The increase compared to the first quarter of 2017 resulted primarily from an increase in depreciation expenses, rental fees and maintenance expenses.

The R&D expenses for the first quarter of 2018 are presented net of government grants in the amount of $21,000.

●	Sales and marketing expenses for the first quarter of 2018 were $786,000, compared to $459,000 in the first quarter of 2017 and $772,000 in the fourth quarter of 2017. The increase compared to the first quarter of 2017 was mainly attributed to an increase in payroll and related expenses and marketing and advertising expenses.

●	General and administrative (G&A) expenses for the first quarter of 2018 were $885,000, compared to $904,000 in the first quarter of 2017 and $767,000 in the fourth quarter of 2017. The increase compared to the fourth quarter of 2017 was mainly attributed to an increase in professional services expenses.

●	Net loss for the first quarter of 2018 was $4,123,000, or $0.05 per share, compared to $4,489,000, or $0.09 per share, in the first quarter of 2017 and $4,202,000, or $0.07 per share, in the fourth quarter of 2017.

1

Balance Sheet Highlights

During the first quarter of 2018, after considering business developments, the increase in revenue from printer sales, the increase in our marketing activities in the United States and our recent fundraising, we decided to change our functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. The change in functional currency is accounted for prospectively from that date. The effects of changes in the foreign exchange rates have been applied retrospectively as if the U.S. dollar had always been the Company’s presentation currency. Accordingly, comparative profit or loss figures have been translated into U.S. dollars using average exchange rates for the reporting periods. Comparative assets and liabilities figures have been translated into the presentation currency at the rate of exchange prevailing at the reporting date. Components of equity have been translated at the exchange rates prevailing at the dates of the relevant transactions. The exchange rate differences arising on translation have been recorded as a part of the equity as “presentation currency translation reserve.”

●	Cash and cash equivalents totaled $14,767,000 as of March 31, 2018, compared to $6,103,000 on December 31, 2017. The increase compared to December 31, 2017 mainly reflects the proceeds received from the sale of the Company’s American Depositary Shares representing ordinary shares in the first quarter of 2018, less the cash used in operations and the cash used for the acquisition of fixed assets during the first quarter of 2018.

●	Shareholders’ equity totaled $26,738,000 as of March 31, 2018, compared to $18,166,000 as of December 31, 2017.

Conference call information

The company will host a conference call to discuss these financial results today, May 17, 2018, at 09:00 a.m. EDT (04:00 p.m. IDT). Investors interested in participating are invited to register for the conference call here: http://dpregister.com/10119452. Dial-in numbers, including a local Israeli number and instructions, will be provided upon registration. U.S. Dial-in Number: 1-866-777-2509, International Dial-in Number: 1-412-317-5413. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading additive electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, we are using forward-looking statements when we discuss expanding our infrastructure and reseller network, continuing to execute our strategic plan, expected growth quarter over quarter, realizing our long-term strategy, expanding our global sales and marketing efforts and continuing to build on our channel foundation as we increase our sales presence throughout the world. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:
Miri Segal-Scharia

CEO

MS-IR LLC 917-607-8654 msegal@ms-ir.com

2

Consolidated Statements of Financial Position as at

	March 31,		December 31,
	2017	2018	2017
	Thousand USD (Unaudited)	Thousand USD (Unaudited)	Thousand USD

Assets
Cash and cash equivalents	8,914	14,767	6,103
Restricted deposits	214	20	107
Trade receivables	--	591	94
Other receivables	728	569	583
Inventory	--	2,253	2,336
Total current assets	9,856	18,200	9,223

Restricted deposits	117	342	346
Property plant and equipment, net	3,209	5,054	5,172
Intangible assets	7,000	6,562	6,755
Total non-current assets	10,326	11,958	12,273
Total assets	20,182	30,158	21,496

Liabilities
Trade payables	1,181	419	512
Other payables	1,677	1,789	1,683
Total current liabilities	2,858	2,208	2,195

Liability in respect of government grants	601	925	833
Other long-term liabilities	331	287	302
Total non-current liabilities	932	1,212	1,135
Total liabilities	3,790	3,420	3,330

Equity
Share capital	1,965	3,290	2,307
Share premium	31,750	57,815	45,722
Treasury shares	(1,509)	(1,509)	(1,509)
Warrants	1,204	33	33
Presentation currency translation reserve	602	1,431	1,431
Capital reserve from transactions with controlling shareholders	63	63	63
Capital reserve for share-based payments	5,306	5,860	6,241
Accumulated loss	(22,989)	(40,245)	(36,122)
Total equity	16,392	26,738	18,166
Total liabilities and equity	20,182	30,158	21,496

3

Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the Three-Month Period Ended March 31,		Year ended December 31,
	2017	2018	2017
	Thousand USD (Unaudited)	Thousand USD (Unaudited)	Thousand USD

Revenues	118	635	861

Cost of revenues	42	336	424

Cost of revenues - amortization of intangible	184	193	772

Total cost of revenues	226	529	1,196

Gross profit (loss)	(108)	106	(335)

Research and development expenses, net	2,415 (*)	2,548	11,233

Sales and marketing expenses	459 (*)	786	2,267

General and administrative expenses	904 (*)	885	3,491

Operating loss	(3,886)	(4,113)	(17,326)

Finance income	15	24	105

Finance expense	618	34	952

Total comprehensive loss	(4,489)	(4,123)	(18,173)

Basic and diluted loss per share (in USD)	(0.09)	(0.05)	(0.32)
Basic and diluted loss per ADS (in USD)	(0.45)	(0.27)	(1.61)

*   Reclassified

4

Consolidated Statements of Changes in Equity (Unaudited)

	Share capital	Share premium	Treasury shares	Warrants	Presentation currency translation reserve	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
For the three months ended March 31, 2018:
Balance as of January 1, 2018	2,307	45,722	(1,509)	33	1,431	63	6,241	(36,122)	18,166
Issuance of ordinary shares, net	981	11,490	--	--		--	--	--	12,471
Exercise of options	2	256	--	--		--	(258)	--	--
Expiration of options	--	347	--	--		--	(347)	--	--
Share-based payments	--	--	--	--		--	224	--	224
Net loss	--	--	--	--		--	--	(4,123)	(4,123)

Balance as of March 31, 2018	3,290	57,815	(1,509)	33	1,431	63	5,860	(40,245)	26,738

5